ISS AND GLASS LEWIS RECOMMEND SHAREHOLDERS OF

EXCELLON AND OTIS GOLD VOTE FOR THE ARRANGEMENT

Toronto, Ontario – March 30, 2020 – Excellon Resources Inc. (TSX: EXN, EXN.WT, OTC: EXLLF and FRA: E4X1) (“Excellon”) and Otis Gold Corp. (TSX-V: OOO, OTC: OGLDF, FRA: 4OG) (“Otis”) are pleased to announce that the two leading independent proxy advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended that shareholders approve the proposed acquisition by Excellon of all of the issued and outstanding shares of Otis by way of a statutory plan of arrangement (the “Arrangement”).

Both ISS and Glass Lewis are independent, third party, proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Recommendation to Excellon Shareholders

Share Issuance Resolution: ISS and Glass Lewis have each recommended that shareholders of Excellon vote FOR the ordinary resolution authorizing the aggregate number of Excellon shares issuable under the Arrangement to former shareholders, optionholders and warrantholders of Otis, stating that “the transaction makes strategic sense as the combined entity will have a more diversified portfolio of assets, consisting of Excellon’s high-grade Platosa silver mine and Otis’ high return and low risk Kilgore gold development project. In addition to having more diversification across metals types, geographies, project type, and project stage, the combined entity is expected to be well financed with US$10 million in cash and available funds to deploy”.

Consolidation Resolution: ISS and Glass Lewis have each also recommended that shareholders of Excellon vote FOR a special resolution approving the consolidation of all of the issued and outstanding Excellon shares at an exchange ratio of one post-consolidation Excellon share for each five-to-ten pre-consolidation Excellon shares. Glass Lewis noted: “We agree with the board that it is in the best interest of the Company to reduce the number of shares outstanding and thereby attempt to proportionally raise the per share price of the Company’s ordinary shares”. Excellon is currently working towards a potential listing on the NYSE American following the completion of the Arrangement and would be required to consolidate its issued and outstanding common shares to meet minimum listing requirements.

Recommendation to Otis Shareholders

Arrangement Resolution: ISS and Glass Lewis have recommended that shareholders of Otis vote FOR the special resolution approving the Arrangement, stating that “The proposed arrangement makes strategic sense given the significant implied premium and the going concern risk facing the company. Moreover, current company shareholders will be able to continue to participate in the potential upside developments and future growth opportunities of the combined business by receiving Excellon shares”.

Excellon Meeting

The special meeting of Excellon shareholders will be held at 12:00 p.m. (Eastern Daylight Time) on Friday, April 17, 2020, at the offices of Excellon, Suite 200, 10 King Street East, Toronto, Ontario, Canada, M5C 1C3.

To proactively deal with the unprecedented public health impact of the coronavirus pandemic, also known as COVID-19, and to mitigate risks to the health and safety of communities, shareholders, employees and other stakeholders, Excellon encourages its shareholders to participate in the meeting by dialing in to its conference line at: 1-800-319-4610 (North American Toll Free) or 1-416-915-3239 (Outside North America). Additional information concerning the Arrangement can be found in the joint management information circular of Excellon and Otis dated March 13, 2020 that is available on SEDAR under the issuer profiles of both companies.

Due to the current restrictions on public gatherings only Registered Shareholders and proxy appointees are able to attend and vote at the meeting. Shareholders are strongly encouraged to participate in the meeting via the conference line.

Otis Meeting

The meeting of Otis shareholders will be held at the offices of DuMoulin Black LLP, 10th Floor – 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5 at 8:00 a.m. (Pacific Daylight Time) on Friday, April 17, 2020.

Your vote is important regardless of the number of shares you own. Excellon and Otis encourage shareholders to read the meeting materials in detail. An electronic copy of the joint management information circular of Excellon and Otis dated March 13, 2020 is available on Excellon’s website (www.excellonresources.com) and on Otis’ website (www.otisgold.com). The circular is also available on SEDAR (www.sedar.com) under the respective issuer profiles of Excellon and Otis.

How to Vote

To proactively deal with the unprecedented public health impact of the novel coronavirus (COVID-19), and to mitigate risks to the health and safety of communities, shareholders, employees and other stakeholders, Excellon and Otis encourage their respective shareholders to vote in advance of the meetings, using the methods below.

Excellon Registered Shareholders (those who hold shares in their name and represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, email, fax or in person at the Excellon shareholders’ meeting. Shareholders are encouraged to vote online or by fax as follows:

Internet:	Vote online (www.voteproxyonline.com) using the 12 digit control number located on your proxy (which you received in the mail)

Fax:	Complete and sign the proxy and fax both sides to 416-595-9593

Otis Registered Shareholders (those who hold shares in their name and represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, email, fax or in person at the Otis shareholders’ meeting. Shareholders are encouraged to vote online or by phone as follows:

Internet:	Vote online www.investorvote.com using the 15 digit control number located on your proxy (which you received in the mail)

Telephone:	Call 1-866-732-VOTE (8683) toll free, using the 15 digit control number located on your proxy (which you received in the mail)

Excellon and Otis Beneficial Shareholders (those who hold shares through a bank, broker or other intermediary) will have different voting instructions provided to them and should follow the instructions found on their voting instruction form. Beneficial shareholders are encouraged to vote online or by phone as follows:

Internet:	Vote online (www.proxyvote.com) using the 16 digit control number located on your voting instruction form (which you received in the mail)

Telephone:	Call the number provided on your voting instruction form. You will require the 16 digit control number located on your voting instruction form (which you received in the mail)

Shareholder Questions

If you have any questions regarding the Arrangement please contact Laurel Hill Advisory Group, the proxy solicitation agent for Excellon and Otis, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America) or by email at: assistance@laurelhill.com.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The Board of Directors of Excellon and Otis UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Arrangement.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. Excellon is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available on Excellon’s website (www.excellonresources.com).

About Otis Gold

Otis Gold is a resource company focused on the acquisition, exploration, and development of precious metal deposits in Idaho, USA. Otis is currently developing its flagship property, the Kilgore Project, located in Clark County, Idaho and the Oakley Project, located in Cassia County, Idaho.

Additional details on Otis Gold’s properties are available on Otis’ website (www.otisgold.com).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this press release include, without limitation, statements regarding the synergies of the Arrangement, the anticipated benefits of the Arrangement to shareholders of Excellon and Otis; the ability of the companies to complete the Arrangement on the terms announced, the future results of operations of the combined company following the completion of the Arrangement, the timing of the companies to hold their respective shareholders’ meetings, plans and future actions of the companies participating in the transactions described herein and the proposed consolidation and listing on the NYSE American. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The companies caution investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability to satisfy the conditions required to complete the Arrangement; the companies not being able to obtain third-party approvals; the Arrangement being terminated; variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of Excellon and Otis may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the Combined Company, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the Excellon Shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the Excellon Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Excellon Shares, nor shall there be any offer or sale of the Excellon Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.